UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Material Definitive Agreements

On November 28, 2025, E-Home Household Service Holdings Limited (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain purchasers identified on the signature page thereto (the “Purchasers”). Pursuant to the Purchase Agreement, the Company agreed to sell to the Purchasers in a registered direct offering, an aggregate of 30,000,000 ordinary shares (the “Shares”) of the Company at a price of $0.45 per share, for aggregate gross proceeds to the Company of $13,500,000, before deducting offering expenses (the “Offering”).

The Shares were offered by the Company pursuant to its shelf registration statement on Form F-3 (File No. 333-289656), as amended, which was declared effective by the Securities and Exchange Commission on September 2, 2025, a base prospectus dated September 2, 2025, and a prospectus supplement dated November 28, 2025 (together, the “Registration Statement”).

The Offering closed on December 3, 2025.

The Company intends to use the net proceeds from the Offering for general working capital and growth capital purposes and will not use such proceeds: (a) for the satisfaction of any portion of the Company’s debt (other than payment of trade payables in the ordinary course of the Company’s business and prior practices), (b) for the redemption of any ordinary share or ordinary share equivalents, (c) for the settlement of any outstanding litigation or (d) in violation of FCPA or OFAC regulations.

The representations, warranties and covenants contained in the Purchase Agreements were made solely for the benefit of the parties to the Purchase Agreements. In addition, such representations, warranties and covenants (i) are intended as a way of allocating the risk between the parties to the Purchase Agreements and not as statements of fact, and (ii) may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, the Company. Accordingly, the form of the Purchase Agreement is included with this filing only to provide investors with information regarding the terms of the transaction, and not to provide investors with any other factual information regarding the Company. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Purchase Agreements, which subsequent information may or may not be fully reflected in public disclosures.

The foregoing description of the Purchase Agreements is not complete and are qualified in its entirety by reference to the full text of the form of Purchase Agreement, a copy of which is filed as Exhibits 10.1 to this Current Report on Form 6-K and is incorporated by reference herein.

The legal opinion and consent of Conyers Dill & Pearman relating to the validity of the securities issued in the Offering is filed herewith as Exhibit 5.1.

This Current Report on Form 6-K is incorporated by reference into the Registration Statement.

EXHIBIT INDEX

Number	Description of Exhibit
5.1	Opinion of Conyers Dill & Pearman
10.1	Form of Securities Purchase Agreement
23.1	Consent of Conyers Dill & Pearman (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 3, 2025

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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